Union Bankshares Corporation

September 12, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Era Anagnosti
David Gessert

Union Bankshares Corporation

Registration Statement on Form S-4 filed on August 16, 2017, as amended by

Amendment No. 1 thereto filed on September 12, 2017

File No. 333-220005 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Union Bankshares Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on September 14, 2017, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call or email to Seth A. Winter of Troutman Sanders LLP at (804) 697-2329 or seth.winter@troutmansanders.com, respectively.

Sincerely,

UNION BANKSHARES CORPORATION

By:	/s/ Robert M. Gorman
Robert M. Gorman
Executive Vice President and Chief Financial Officer

cc:	Rachael R. Lape, Esq.
Jacob A. Lutz, III, Esq.
Seth A. Winter, Esq.
W. Lake Taylor, Jr., Esq.
Brian L. Hager, Esq.